09058767

SEC ISSION

Washington, D.C. 20549

SEC Mail Processing Section

FEB 27 2009

Washington, DC 110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44118

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Taglich Brothers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 New York Avenue Suite B
(No. and Street)

Huntington	NY	11743
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael N. Taglich (631) 757-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino, Puglisi & Co., LLP
(Name – *if individual, state last, first, middle name*)

515 Madison Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/17

OATH OR AFFIRMATION

I, Michael N. Taglich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Taglich Brothers, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

RICHARD C. OH
NOTARY PUBLIC, State of New York
No. [illegible]
Qualified in Suffolk County
Commission Expires March [illegible], 20[illegible]

Notary Public

Signature

Financial and Operations Principal

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAGLICH BROTHERS, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2008

TAGLICH BROTHERS, INC.
INDEX
December 31, 2008

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110 FAX (212) 755.6748

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Taglich Brothers, Inc.

We have audited the accompanying statement of financial condition of Taglich Brothers, Inc. (the "Company") as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Taglich Brothers, Inc. as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Pustorino, Puglisi + Co., LLP

Pustorino, Puglisi & Co., LLP
New York, New York
February 24, 2009

TAGLICH BROTHERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

ASSETS		
Cash and Cash Equivalents	$	121,046
Due from Clearing Brokers		375,245
Receivables, less Allowance for Doubtful Accounts of $32,750		182,093
Securities, at Fair Value		350,979
Prepaid Expenses and Other Assets		38,871
TOTAL ASSETS	$	1,068,234

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts Payable and Accrued Expenses	$	32,643
Client Advances-Financial Research		68,375
TOTAL LIABILITIES		101,018
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Common Stock, no par value, 200 shares authorized, 130 shares issued and 95 shares outstanding		200
Additional Paid-In Capital		794,207
Retained Earnings		272,486
Treasury Stock, 35 shares held at cost		(99,680)
TOTAL STOCKHOLDERS' EQUITY		967,216
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,068,234

See accompanying notes to financial statements.

Note 1 – Organization:

Taglich Brothers, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The company is also registered with the SEC under the Investment Advisors Act of 1940. The Company's principal business activities are performing financial research and analysis, acting as a broker-dealer of securities and engaging in investment banking services. It operates out of an office in Huntington, New York and a branch office in Manhattan, New York.

Note 2 – Significant Accounting Policies:

Basis of Presentation:

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company considers money market accounts to be cash equivalent.

Valuation of Portfolio Investments:

The Company has adopted the provisions of Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157). The adoption of FAS 157 by the Company had no impact on its opening equity balances as of January 1, 2008. Under FAS 157, various inputs are used in determining the value of the Company's investments. These inputs are summarized in the three broad levels listed below:

- Level 1 – quoted prices in active markets for identical securities.
- Level 2 –other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment terms, credit risk, etc.)
- Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The Company values Level 1 securities owned that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period. Other securities traded in the over-the-counter markets are valued at their last reported "bid" price. Unrealized changes in fair value are recognized in the period in which the change occurs. Securities owned and securities sold short consist primarily of equity securities.

The Company values Level 2 securities for which there is no ready market at fair value as determined by management. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated value may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Unrealized changes in market value are recognized in the period in which the change occurs. Securities owned at fair value consist primarily of restricted equity securities and warrants.

Note 2 – Significant Accounting Policies (continues):

Receivables:

The Company carries its receivables at cost, less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its receivables and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions.

Revenue Recognition:

Securities transactions and the related revenues and expenses are recorded on a trade date basis. Investment banking revenues arise from security offerings in which the Company acts as an underwriter or agent. Investment banking revenues are recorded as earned, in accordance with the terms of the investment banking agreements. Revenue from other fees and services are recorded when earned. Website research revenues arise from clients who want their company to be researched and featured on the Company's website. Website research revenues are recorded when earned.

Income Taxes:

The Company is not liable for federal or most state income taxes as the stockholders have elected to treat the Company as an "S" Corporation for federal and state income tax purposes. As such, the Company's stockholders are generally liable for taxes on corporate income and receive the benefit from the corporate loss; however, the Company is subject to New York City franchise business tax.

The Company complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncement:

In July 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). The interpretation was effective for financial statements issued for fiscal years beginning after December 15, 2007, which was later deferred to years beginning after December 15, 2008 by the FASB. This standard provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The Company does not expect the adoption of FIN 48 to have an effect on its financial statements.

Note 3 – Regulatory Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $100,000 or 6 and 2/3% of aggregate indebtedness. As of December 31, 2008, the Company had net capital of $591,028, which exceeded its requirement by $491,028. As of December 31, 2008 the ratio of aggregate indebtedness to net capital was .17:1.

The Company is exempt from the provisions of Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) as the Company clears all transactions on a fully disclosed basis through its clearing firm.

Note 4 – Off-balance sheet risk:

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customer's money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain form carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. In addition, the receivables from the clearing brokers are pursuant to these clearance agreements.

Note 5 – Concentrations of credit risk:

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balance in an interest bearing deposit account which is insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such account for the year ended December 31, 2008.

Note 6 – Securities, at fair value:

A schedule of the investments is as follows:

Level 1 security	$ 285,197
Level 2 security	65,782
Total	$ 350,979

Note 7 – Related party transactions:

The Company pays a monthly administrative management fee to an affiliated corporation. The management fee includes a charge for occupancy of office space, equipment rental, and other administrative expenses. Administrative management fees of approximately $113,000 and rental fees of approximately $73,000 were incurred during the year ended December 31, 2008.

The Company received annual monitoring fees of approximately $121,000 related to certain investment banking transactions in which the officers or certain employees of the Company are either shareholders or directors of the companies for which funds were raised.

Note 8 – Profit sharing plan:

The Company has a profit sharing plan covering all of its employees who have completed six months of service. The plan allows participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code. The Company does not make matching contributions.

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022